UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 11, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

April 11, 2008
To whom it may concern:
	Company Name:	Mizuho Financial Group, Inc.
	Representative:	Terunobu Maeda, President & CEO
	Head Office:	5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan
	Listing Code:	8411 (Tokyo Stock Exchange 1st Sec., Osaka Securities Exchange 1st Sec.)

Announcement Regarding Trading Losses of Subsidiary

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that our subsidiary, Mizuho Securities Co., Ltd. (Chiyoda-ku, Tokyo, Japan; President: Keisuke Yokoo) (“MHSC”), is expected to post trading losses in its consolidated financial results for the fiscal year ended March 31, 2008 as described below mainly due to mark downs related to securitization products amid the dislocation in the credit markets stemming from the U.S. subprime loan issues.

1. Estimated amount of trading losses of MHSC, etc.		(Millions of Yen )
(A)	Estimated amount of trading losses of MHSC (on a consolidated basis) for the fiscal year ended March 31, 2008	400,000
	[Trading losses of MHSC (on a consolidated basis) for the nine months ended December 31, 2007]	[190,985 ]
(B)	Total Net Assets of MHFG (on a consolidated basis) as of March 31, 2007	6,724,408 (5.95%)
(A/B×100)
(C)	Ordinary Profits of MHFG (on a consolidated basis) for the fiscal year ended March 31, 2007	748,170 (53.46%)
(A/C×100)
(D)	Net Income of MHFG (on a consolidated basis) for the fiscal year ended March 31, 2007	620,965 (64.42%)
(A/D×100)

2. Effects on profits and losses

Please refer to “Revision of Consolidated Earnings Estimates for the Fiscal Year Ended March 31, 2008” announced today for information regarding MHFG’s consolidated earnings estimates for the fiscal year ended March 31, 2008.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio ,including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues, and changes in related valuation methods; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan. In addition, the estimates included in this immediate release are subject to change in the course of the determination of our financial results for the fiscal year ended March 31, 2008.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on August 10, 2007, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Please direct any inquiries to:	Public Relations Office, Corporate Communications,
Mizuho Financial Group, Inc. Tel: 81-3-5224-2026